SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Telecomm Sales Network, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

None
(CUSIP Number)

Anthony L. Summerlin
3103 Cabarrus Drive
Greensboro, North Carolina 27407
(336) 294-3158
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

James F. Verdonik, Esq.
Daniels Daniels & Verdonik, P.A.
1822 NC Highway 54 East, Suite 200
Durham, North Carolina 27713
(919) 544-5444

June 21, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Schedule 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE Anthony L. Summerlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000 See Item 5(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.27%
14	TYPE OF REPORTING PERSON: IN

Schedule 13D

Item 1.           Security and Issuer.

        This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Telecomm Sales Network, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 8621 Gleneagles Drive, Raleigh, North Carolina 27613.

Item 2.            Identity and Background.

(a)    This Schedule 13D is being filed on behalf of Anthony L. Summerlin (the “Reporting Person”).

(b)    The business address of the Reporting Person is c/o Telecomm Sales Network, Inc., in further c/o Skye Source, LLC, 8621 Gleneagles Drive, Raleigh, North Carolina 27613.

(c)    The Reporting Person is a director of the Company and its Vice President - Operations.

(d)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

 The Reporting Person acquired the shares of Common Stock of the Company for an aggregate purchase price of $100, paid from his personal funds.

Item 4.     Purpose of Transaction.

         The Reporting Person acquired the shares of Common Stock of the Company for investment purposes.

(a)     Except as set forth below in this paragraph (a), the Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

 The securities of the Company held by the Reporting Person constitute a significant portion of the Reporting Person’s total personal net worth. One of the Reporting Person’s investment goals is diversification, which would require some sales of the securities of the Company by the Reporting Person. Accordingly, the Reporting Person may, from time to time, make decisions to sell securities of the Company based upon then-prevailing market conditions.

(b)    The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries. The Company will, however, be evaluating acquiring all or parts of other companies as part of its business strategy and may from time to time do such acquisitions.

(c)     The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)    The Reporting Person does not have any specific plans to change the present Board of Directors or management of the Company. The Company, however, has a goal to increase the number of independent directors and to add experienced management. The Company will, therefore, be evaluating suitable candidates from time to time.

(e)     The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company, except that the Company may from time to time sell additional securities to raise capital.

(f)      The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)     The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h)     The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)      The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of  registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)      The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)     The Reporting Person beneficially owns 1,000,000 shares of Common Stock, which, based on the Company’s most recent Form SB-2 registration statement, represents approximately 24.27% of the issued and outstanding shares of Common Stock.

(b)     The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all the shares of Common Stock reported in Item 5(a) of this Schedule 13D. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(c)             The Reporting Person acquired all the shares reported herein in a private purchase on August 26, 2004 for $100, utilizing the Reporting Person’s own funds.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

  Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 29, 2005

/s/ Anthony L. Summerlin